FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-32458

DIANA SHIPPING INC.

(Translation of registrant's name into English)

Pendelis 16, 175 64 Palaio Faliro, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated June 29, 2026, of Diana Shipping Inc. (the "Company"), announcing that its tender offer to acquire all outstanding shares of Genco not already owned by the Company has been extended to July 10, 2026, at 5:00 p.m., New York City time.

Attached to this Report on Form 6-K as Exhibit 99.2 is a press release dated June 30, 2026, of Diana Shipping Inc. (the "Company"), announcing an extension of the fully committed financing supporting the Company’s offer to acquire the outstanding shares of Genco not already owned by the Company.

The information contained in this Report on Form 6-K, excluding the commentary from Semiramis Paliou, Chief Executive Officer of the Company, is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-266999 and 333-280693) that were filed with the U.S. Securities and Exchange Commission and became effective on September 16, 2022, and September 9, 2024, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: July 1, 2026	By:	/s/ Margarita Veniou
Margarita Veniou
Secretary